UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K/A

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): <u>March 19, 2007 (March 13, 2007)</u>

Centennial Communications Corp.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

0-19603	**06-1242753**
(Commission File Number)	(IRS Employer Identification No.)

3349 Route 138
Wall, New Jersey 07719
(Address of principal executive offices, including zip code)

(732) 556-2200
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

EXPLANATORY NOTE

On March 19, 2007, Centennial Communications Corp. ("Centennial") filed a Current Report on Form 8-K, which, among other things, filed certain pro forma financial information in connection with the completion of the sale of Centennial's Dominican Republic operations. The pro forma financial information attached as Exhibit 99.2 to the Current Report contained typographical errors. Centennial is filing this Current Report on Form 8-K/A to correct the typographical errors and is filing the corrected pro form financial statements as Exhibit 99.2 to this Form 8-K/A, which pro forma financial statements are incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

  (b) Pro Forma Financial Information

        (1)   Corrected Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the period ended November 30, 2006 and for the three years ended May 31, 2006 (filed herewith as Exhibit 99.2)

  (d) Exhibits

     99.2   Corrected Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the period ended November 30, 2006 and for the three years ended May 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL COMMUNICATIONS CORP.

Date: March 19, 2007

By: /s/ Tony L. Wolk
Tony L. Wolk
Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.   Description

99.2   Corrected Unaudited Pro Forma Condensed Consolidated Financial Statements as of and
        for the period ended November 30, 2006 and for the three years ended May 31, 2006.

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On November 21, 2006, Centennial Communications Corp. ("Centennial") entered into a definitive agreement to sell its wholly owned subsidiary, Centennial Dominicana, to Trilogy International Partners for approximately $83 million in cash. The transaction closed on March 13, 2007. The disposition has been accounted for by Centennial as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Pro Forma Financial Statements

The following unaudited pro forma condensed consolidated financial statements have been prepared based on the historical financial statements of Centennial after giving effect to the sale of its wholly owned subsidiary, Centennial Dominicana, and the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations give effect to the disposal of Centennial Dominicana by Centennial as if it had occurred on June 1, 2003 and the unaudited pro forma condensed consolidated balance sheet gives effect to the disposal of Centennial Dominicana by Centennial as if it had occurred on November 30, 2006. The unaudited pro forma condensed consolidated financial statements were derived by adjusting the historical financial statements of Centennial for the removal of assets, liabilities, revenues and expenses associated with Centennial Dominicana and the pro forma adjustments described in the footnotes.

The unaudited pro forma condensed consolidated financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the audited historical consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2006, filed on August 10, 2006 and the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 filed on January 4, 2007.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or consolidated results of operations that would have actually been reported had the disposition occurred on June 1, 2003 for consolidated statement of operation purposes and as of November 30, 2006 for consolidated balance sheet purposes, nor is it necessarily indicative of Centennial's future consolidated financial position or consolidated results of operations. The unaudited pro forma condensed consolidated financial statements are based upon estimates and assumptions. These estimates and assumptions are preliminary and have been made solely for the purposes of developing this pro forma information.

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Dollar amounts in thousands)

	As of November 30, 2006			
	Centennial Communications Corp.	Centennial Dominicana	Pro Forma Adjustments	Pro Forma
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$ 106,702	$ (3,345)	$ 83,298 (a)	$ 184,825
			(1,830)(b)	
Accounts receivable, net	101,887	(10,862)		91,025
Inventory — phones and accessories, net	34,273	(563)		33,710
Prepaid expenses and other current assets	28,437	(1,710)		26,727
TOTAL CURRENT ASSETS	271,299	(16,480)	81,468	336,287
PROPERTY, PLANT AND EQUIPMENT, net	627,298	(69,413)		557,885
EQUITY INVESTMENTS, net	2,284			2,284
DEBT ISSUANCE COSTS, less accumulated amortization of $19,461	47,528			47,528
U.S. WIRELESS LICENSES	398,778			398,778
CARIBBEAN WIRELESS LICENSES, net	67,992	(13,833)		54,159
GOODWILL	30,204	(26,017)		4,187
TRANSMISSION AND CONNECTING RIGHTS, net	610	(610)		
CABLE FACILITY, net	3,610			3,610
OTHER ASSETS, net	4,670	(283)		4,387
TOTAL ASSETS	$ 1,454,273	$ (126,636)	$ 81,468	$ 1,409,105
CURRENT LIABILITIES:				
Accounts payable	29,356	(3,728)	891 (c)	26,519
Accrued expenses and other current liabilities	205,958	(9,392)	3,900 (h)	200,466
Payable to affiliates	125			125
TOTAL CURRENT LIABILITIES	235,439	(13,120)	4,791	227,110
LONG-TERM DEBT	2,140,337			2,140,337
DEFERRED FEDERAL INCOME TAXES	121,601			121,601
OTHER LIABILITIES	17,131	(1,755)		15,376
MINORITY INTEREST IN SUBSIDIARIES	3,671			3,671
STOCKHOLDERS' DEFICIT:				
Common stock	1,056			1,056
Additional paid-in capital	10,661			10,661
Accumulated deficit	(1,075,407)	(111,761)	111,761 (e)	(1,110,491)
			(891)(c)	
			(30,293)(f)	
			(3,900)(h)	
Accumulated other comprehensive income	861			861
	(1,062,829)	(111,761)	76,677	(1,097,913)
Less: Cost of 70,503 common shares in treasury	(1,077)			(1,077)
TOTAL STOCKHOLDERS' DEFICIT	(1,063,906)	(111,761)	76,677	(1,098,990)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,454,273	$ (126,636)	$ 81,468	$ 1,409,105

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollar amounts in thousands, except per share amounts)

	Six Months Ended November 30, 2006			
	Centennial Communications Corp.	Centennial Dominicana	Pro Forma Adjustments	Pro Forma
REVENUE:				
Service revenue	463,882	(36,633)	2,530 (d)	429,779
Equipment sales	25,626	(802)		24,824
	489,508	(37,435)	2,530	454,603
COSTS AND EXPENSES:				
Cost of services (exclusive of depreciation and amortization shown below)	102,454	(17,475)	1,762 (d)	86,741
Cost of equipment sold	63,922	(2,827)		61,095
Sales and marketing	52,720	(5,927)		46,793
General and administrative	90,588	(8,423)	1,756 (d)	84,689
			768 (d)	
Depreciation and amortization	72,045	(7,132)		64,913
Loss on disposition of assets	552	(259)		293
	382,281	(42,043)	4,286	344,524
OPERATING INCOME (LOSS)	107,227	4,608	(1,756)	110,079
INTEREST EXPENSE, NET	(102,398)	(5)		(102,403)
OTHER (EXPENSE) INCOME	(113)	113		
NET INCOME BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	4,716	4,716	(1,756)	7,676
INCOME TAX (EXPENSE) BENEFIT	(8,468)	(40)	1,475 (g)	(7,033)
NET (LOSS) INCOME BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	(3,752)	4,676	(281)	643
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(441)			(441)
INCOME FROM EQUITY INVESTMENTS	546			546
NET LOSS	(3,647)	4,676	(281)	748
EARNINGS PER SHARE:				
BASIC				
NET (LOSS) INCOME PER SHARE	(0.03)			0.01
DILUTED				
NET (LOSS) INCOME PER SHARE	(0.03)			0.01
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE SIX MONTHS ENDED NOVEMBER 30, 2006 (IN THOUSANDS):				
Basic	105,309			105,309
Diluted	107,363			107,363

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollar amounts in thousands, except per share amounts)

	Fiscal Year Ended May 31, 2006			
	Centennial Communications Corp.	Centennial Dominicana	Pro Forma Adjustments	Pro Forma
REVENUE:				
Service revenue	905,686	(82,767)	3,330 (d)	826,249
Equipment sales	40,042	(1,210)		38,832
	945,728	(83,977)	3,330	865,081
COSTS AND EXPENSES:				
Cost of services (exclusive of depreciation and amortization shown below)	200,159	(42,523)	2,358 (d)	159,994
Cost of equipment sold	112,806	(6,222)		106,584
Sales and marketing	101,657	(11,416)		90,241
General and administrative	188,369	(17,110)	4,389 (d)	176,620
			972 (d)	
Depreciation and amortization	134,469	(13,940)		120,529
Gain on disposition of assets	(278)	(54)		(332)
	737,182	(91,265)	7,719	653,636
OPERATING INCOME	208,546	7,288	(4,389)	211,445
INTEREST EXPENSE, NET	(163,667)			(163,667)
LOSS ON EXTINGUISHMENT OF DEBT	(750)	(13)		(763)
OTHER (EXPENSE) INCOME	(731)	731		
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	43,398	8,006	(4,389)	47,015
INCOME TAX (EXPENSE) BENEFIT	(23,518)	-	3,322 (g)	(20,196)
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	19,880	8,006	(1,067)	26,819
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(784)			(784)
INCOME FROM EQUITY INVESTMENTS	1,083			1,083
INCOME FROM CONTINUING OPERATIONS	20,179	8,006	(1,067)	27,118
EARNINGS PER SHARE:				
BASIC				
EARNINGS PER SHARE FROM CONTINUING OPERATIONS	0.19			0.26
DILUTED				
EARNINGS PER SHARE FROM CONTINUING OPERATIONS	0.19			0.25
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE FISCAL YEAR ENDED MAY 31, 2006 (IN THOUSANDS):				
Basic	104,644			104,644
Diluted	107,318			107,318

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollar amounts in thousands, except per share amounts)

	Fiscal Year Ended May 31, 2005			
	Centennial Communications Corp.	Centennial Dominicana	Pro Forma Adjustments	Pro Forma
REVENUE:				
Service revenue	852,869	(77,793)	3,196 (d)	778,272
Equipment sales	29,558	(1,394)		28,164
	882,427	(79,187)	3,196	806,436
COSTS AND EXPENSES:				
Cost of services (exclusive of depreciation and amortization shown below)	166,050	(38,993)	2,889 (d)	129,946
Cost of equipment sold	94,331	(4,636)		89,695
Sales and marketing	95,977	(12,251)		83,726
General and administrative	159,708	(14,228)	2,553 (d)	148,340
			307 (d)	
Depreciation and amortization	202,053	(9,873)		192,180
Gain on disposition of assets	(14,462)	(5)		(14,467)
	703,657	(79,986)	5,749	629,420
OPERATING INCOME	178,770	799	(2,553)	177,016
INTEREST EXPENSE, NET	(145,041)	(24)		(145,065)
LOSS ON EXTINGUISHMENT OF DEBT	(9,052)			(9,052)
OTHER (EXPENSE) INCOME	(2,500)	2,500		
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	22,177	3,275	(2,553)	22,899
INCOME TAX (EXPENSE) BENEFIT	(2,154)	1,177	2,073 (g)	1,096
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	20,023	4,452	(480)	23,995
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(934)			(934)
INCOME FROM EQUITY INVESTMENTS	540			540
INCOME FROM CONTINUING OPERATIONS	19,629	4,452	(480)	23,601
EARNINGS PER SHARE:				
BASIC				
EARNINGS PER SHARE FROM CONTINUING OPERATIONS	0.19			0.23
DILUTED				
EARNINGS PER SHARE FROM CONTINUING OPERATIONS	0.19			0.22
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE FISCAL YEAR ENDED MAY 31, 2005 (IN THOUSANDS):				
Basic	103,477			103,477
Diluted	105,217			105,217

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollar amounts in thousands, except per share amounts)

	Fiscal Year Ended May 31, 2004			
	Centennial Communications Corp.	Centennial Dominicana	Pro Forma Adjustments	Pro Forma
REVENUE:				
Service revenue	749,790	(53,315)	4,077 (d)	700,552
Equipment sales	30,978	(1,488)	20 (d)	29,510
	780,768	(54,803)	4,097	730,062
COSTS AND EXPENSES:				
Cost of services (exclusive of depreciation and amortization shown below)	143,189	(29,359)	4,077 (d)	117,907
Cost of equipment sold	86,071	(4,351)	20 (d)	81,740
Sales and marketing	88,960	(7,427)		81,533
General and administrative	148,610	(9,423)	2,126 (d)	141,313
Depreciation and amortization	118,124	(15,156)		102,968
Loss on disposition of assets	641			641
	585,595	(65,716)	6,223	526,102
OPERATING INCOME	195,173	10,913	(2,126)	203,960
INTEREST EXPENSE, NET	(162,922)	(46)		(162,968)
LOSS ON EXTINGUISHMENT OF DEBT	(39,176)			(39,176)
OTHER INCOME (EXPENSE)	36	(38)		(2)
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	(6,889)	10,829	(2,126)	1,814
INCOME TAX (EXPENSE) BENEFIT	(9,585)	815	1,462 (g)	(7,308)
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	(16,474)	11,644	(664)	(5,494)
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(627)			(627)
INCOME FROM EQUITY INVESTMENTS	143			143
(LOSS) INCOME FROM CONTINUING OPERATIONS	(16,958)	11,644	(664)	(5,978)
EARNINGS PER SHARE:				
BASIC				
LOSS PER SHARE FROM CONTINUING OPERATIONS	(0.17)			(0.06)
DILUTED				
LOSS PER SHARE FROM CONTINUING OPERATIONS	(0.17)			(0.06)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE FISCAL YEAR ENDED MAY 31, 2004 (IN THOUSANDS):				
Basic	99,937			99,937
Diluted	99,937			99,937

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

**NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS**

Note 1.   Basis of Pro Forma Presentation

The pro forma condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission.

The unaudited pro forma condensed financial statements of Centennial and Centennial Dominicana have been prepared based on the historical consolidated balance sheets of Centennial and Centennial Dominicana as of November 30, 2006 and the historical consolidated statements of operations for Centennial and Centennial Dominicana for the six months ended November 30, 2006 and for the fiscal years ended May 31, 2006, 2005 and 2004, after giving effect to the adjustments and assumptions described below.

Centennial and Centennial Dominicana employ accounting policies that are in accordance with accounting principles generally accepted in the United States of America. In management's opinion, all material adjustments necessary to reflect fairly the pro forma financial position and pro forma results of operations of Centennial and Centennial Dominicana have been made.

The ongoing activity presented in these pro forma condensed consolidated financial statements represents Centennial's assets, liabilities and expenses that will not be divested of in the sale of Centennial Dominicana. This pro forma financial information is presented for illustrative purposes only, and is not necessarily indicative of the consolidated operating results and consolidated financial position that might have been achieved had the transaction described above occurred on the dates indicated, nor are they necessarily indicative of the operating results and financial position that may occur in the future.

Note 2.   Pro Forma Assumptions

Pro forma adjustments:

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared as if the divestiture was completed on November 30, 2006 for consolidated balance sheet purposes and as of June 1, 2003 for consolidated statement of operations purposes and reflect the following pro forma adjustments:

(a) To reflect sale consideration of $83.3 million cash.

(b) To reflect the $1.8 million in estimated direct expenses of the transaction including legal, accounting, financial advisory and other professional fees.

(c) To adjust for liabilities of Centennial Dominicana that will remain with Centennial.

(d) To adjust for inter-company revenue and expenses, and expenses that were allocated to Centennial Dominicana, which would have been incurred by Centennial whether or not Centennial Dominicana was a subsidiary of Centennial and are expected to continue to be incurred.

(e) To eliminate Centennial Dominicana's equity from consolidated equity as a result of the disposition.

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

**NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)**

(f) To record the net loss before income tax expense as a result of the disposition.

Total consideration	$83,298
Transaction costs	1,830
Net total proceeds	81,468
Net assets sold	111,761
Pro forma net loss before income tax expense	30,293
Income tax expense	3,900(h)
Pro forma net loss	34,193

    (g)   To record the tax effect on the corporate overhead allocation adjustment resulting from the disposition of Centennial Dominicana.

    (h)   To record income tax due to the Dominican Republic as a result of the disposition of Centennial Dominicana, net of United State tax benefit. No tax benefit has been recognized on the benefit resulting from the capital loss, as management does not believe that realization of that benefit is more likely than not.

Note 3.   **Unaudited Pro Forma Earnings Per Share Data**

   Basic and diluted pro forma earnings per share were calculated using the weighted average shares outstanding of Centennial for the six months ended November 30, 2006 and for the fiscal years ended May 31, 2006, 2005 and 2004. As the pro forma condensed consolidated statements of operations for the fiscal year ended May 31, 2004 shows a net loss, weighted average basic and diluted shares are the same.